CareAdvantage, Inc.

                                September 1, 2005

Cicely D. Luckey, Branch Chief
Kelly McCusker, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

        CareAdvantage, Inc. - Form 10KSB for FY 12/31/04
                              Form 10QSB for FY 3/31/05
                              File No. 0-26168

Dear Ms. Luckey and Ms. McCusker:

      On behalf of CareAdvantage, Inc. (the "Company), I am responding to your comment letter dated August 5, 2005. For your convenience, the Staff's comments on the Company's Form 10-KSB for the fiscal year ended December 31, 2004 are set forth in full below:

COMMENT:

      Form 10-K for the fiscal year ended March 31, 2004

            1. We have considered your response to comment 3 and request further clarification on how you met the criteria in paragraphs 15 and 16 of SFAS 146 in determining when to recognize the liability associated with your operating lease. Please advise us how you determined the cease-use date if you continued to use a portion of the facilities for your ongoing business operations.

RESPONSE:

      The Company initially recorded the liability for the costs associated with the operating lease when it stopped using a portion of the facilities, which coincided with the termination of the BCBSNJ contract on January 1, 2003. The Company commenced negotiation for the termination of the operating lease with the landlord due to the BCBSNJ contract termination and the abandonment of its use of a portion of the premises. Although the negotiations to terminate (or partially terminate) the lease were not complete, the Company was not deriving economic benefit from the portion of the lease related to the unused portion of the facilities. This meets the criteria of Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), paragraph 16, "A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract, for example, the right to use a leased property or to receive future goods or services (hereinafter referred to as the cease-use date)."

      During the fourth quarter of 2004, the Company negotiated a lease amendment whereby it would surrender a portion of the premises and its future lease commitments would be adjusted. The lease amendment was signed January 10, 2005 and was effective as of January 1, 2005, but the negotiations were completed during 2004. The Company adjusted its SFAS 146 liability once these negotiations were completed in 2004. Paragraph 15 of SFAS 146 states, "A liability for costs to terminate a contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms (for example, when the entity gives written notice to the counterparty within the notification period specified by the contract or has otherwise negotiated a termination with the counterparty)." Once the Company had "negotiated a termination," it recorded the adjustment in accordance with SFAS 146.

      Therefore the Company concluded that the termination of the BCBSNJ contract was the cease-use date under SFAS 146 and initially recorded a liability at that date. The Company continued to adjust this estimate as information became known, culminating in the final adjustment recorded at the time the lease termination was negotiated in 2004.

                                      * * *

      In connection with the above, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the U.S.

      I hope that the above responds fully with your inquiries. If you have further questions, please feel free to contact me at (732) 362-5000.

                                       Yours truly,

                                       /s/ Dennis Mouras

                                       Dennis Mouras,
                                       President and CEO

cc:   Steven Kreit, CPA
      George Neidich, Esq.
      Abba David Poliakoff, Esq.